CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Fixed to Floating Rate Notes with Maximum Interest Rate, due August 17, 2020	58,325	$1,000	$58,325,000	$4,158.57

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement No. 410 (To Prospectus dated April 20, 2009 and Series L Prospectus Supplement dated April 21, 2009) August 13, 2010	Filed Pursuant to Rule 424(b)(2) Registration No. 333-158663

$58,325,000

Fixed to Floating Rate Notes with Maximum Interest Rate, due August 17, 2020

•	The notes are senior unsecured debt securities issued by Bank of America Corporation. All payments and return of principal on the notes are subject to our credit risk.

•	The notes will mature on August 17, 2020. At maturity, you will receive a cash payment equal to 100% of the principal amount of your notes, plus any accrued and unpaid interest.

•	Interest will be paid on February 17, May 17, August 17, and November 17 of each year, beginning on November 17, 2010.

•	The notes will accrue interest at the following rates during their term:

•	From the issue date to, but excluding, August 17, 2012, the notes will bear interest at the fixed rate of 6.00% per annum.

•

From August 17, 2012 to, but excluding, the maturity date, the notes will bear interest at a floating rate equal to 3-month LIBOR plus the Spread. The “Spread” is 1.75%. The maximum rate of interest payable on the notes during any interest period is 6.75% (the “Cap”).

•	We will not have the option to redeem the notes prior to maturity.

•	The notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The notes will not be listed on any securities exchange.

•	In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

•	The CUSIP number for the notes is 06048WDG2.

•

The notes will be offered at varying public offering prices related to prevailing market prices. The public offering price will include accrued interest from August 17, 2010, if settlement occurs after that date.

•	The purchase price of the notes to the selling agent will be 99.45% of the principal amount of the notes.

The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

The notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation (the “FDIC”) or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-4 of this pricing supplement, page S-4 of the attached prospectus supplement, and page 8 of the attached prospectus.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on or about August 17, 2010 against payment in immediately available funds.

BofA Merrill Lynch

SUMMARY OF TERMS

This pricing supplement supplements the terms and conditions in the prospectus, dated April 20, 2009, as supplemented by the Series L prospectus supplement, dated April 21, 2009 (as so supplemented, together with all documents incorporated by reference, the “prospectus”), and should be read with the prospectus. Unless otherwise defined in this pricing supplement, terms used herein have the same meanings as are given to them in the prospectus.

•	Title of the Series:	Fixed to Floating Rate Notes with Maximum Interest Rate, due August 17, 2020

•	Aggregate Principal Amount Initially Being Issued:	$58,325,000

•	Issue Date:	August 17, 2010

•	CUSIP No.:	06048WDG2

•	Maturity Date:	August 17, 2020

•	Minimum Denominations:	$1,000 and multiples of $1,000 in excess of $1,000

•	Ranking:	Senior

•	Day Count Fraction:	30/360

•	Interest Periods:	Quarterly

•	Interest Payment Dates:	February 17, May 17, August 17, and November 17 of each year, beginning on November 17, 2010.

•	Interest Rates:

The notes will accrue interest during the following periods at the following rates per annum:

Fixed Rate Period. From the issue date to, but excluding, August 17, 2012, the notes will bear interest at the fixed rate of 6.00% per annum.

Floating Rate Period. From August 17, 2012 to, but excluding, the maturity date, the notes will bear interest at a floating rate equal to 3-month LIBOR plus the Spread. The “Spread” is 1.75%. However, the maximum rate of interest payable on the notes during any interest period is 6.75% per annum (the “Cap”). 3-month LIBOR will be determined based on Reuters page LIBOR01. For additional information as to the determination of 3-month LIBOR and the calculation of interest during the Floating Rate Period, see “Description of Debt Securities—Floating-Rate Notes—LIBOR Notes” in the attached prospectus.

•	Calculation Agent:	Merrill Lynch Capital Services, Inc.

•	Business Days:	If any interest payment date or the maturity date occurs on a day that is not a business day in New York, New York, then the payment will be postponed until the next business day in New York, New York. No additional interest will accrue on the notes as a result of such postponement, and no adjustment will be made to the length of the relevant interest period.

•	Redemption at Our Option:	None

•	Repayment at Option of Holder:	None

•	Record Dates for Interest Payments:	For book-entry only notes, one business day in New York, New York prior to the payment date. If notes are not held in book-entry only form, the record dates will be the fifteenth day of the month in which the applicable interest payment is due.

•	No Guarantee:	The notes are not guaranteed under the FDIC’s Temporary Liquidity Guarantee Program.

•	Listing:	None

RISK FACTORS

Your investment in the notes entails significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes. The notes are our senior unsecured debt securities. As a result, your receipt of all payments of interest and principal on the notes is dependent upon our ability to repay our obligations on the applicable payment date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the difference between the interest rates accruing on the notes and current market interest rates, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

The interest rate on the notes is capped. During the Floating Rate Period described above, the interest rate payable on the notes in any quarterly interest period is limited to the Cap of 6.75% per annum. Accordingly, as a holder of the notes, you will not benefit from any increase in three-month LIBOR that is above 5.00% (the difference between the Cap and the Spread).

In seeking to provide you with what we believe to be commercially reasonable terms for the notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes. In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging, and offering the notes. In structuring the economic terms of the notes, we seek to provide you with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell the notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely the underwriting discount in respect of the notes and other costs associated with the notes, and compensation for developing and hedging the notes. The quoted price of any of our affiliates for the notes could be higher or lower than the principal amount of the notes.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which a selling agent or another purchaser might be willing to purchase the notes in a secondary market transaction is expected to be lower than the original public offering price of the notes. This is due to, among other things, the fact that the original public offering price includes, and secondary market prices are likely to exclude, the underwriting discount with respect to, and the development and hedging costs associated with, the notes.

We cannot assure you that a trading market for the notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market, or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of the notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes that it offers, but neither MLPF&S or any of our other affiliates is required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer any series of the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

Many economic and other factors will impact the market value of the notes. The market for, and the market value of, the notes may be affected by a number of factors that may either offset or magnify each other, including:

•	the time remaining to maturity of the notes;

•	the aggregate amount outstanding of the notes;

•	the level, direction, and volatility of market interest rates generally;

•	general economic conditions of the capital markets in the United States;

•	geopolitical conditions and other financial, political, regulatory, and judicial events that affect the stock markets generally; and

•	any market-making activities with respect to the notes.

Our trading and hedging activities may create conflicts of interest with you. We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to the notes that are not for your account or on your behalf. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions for our other customers, and in accounts under our management.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the advice of Morrison & Foerster LLP, our tax counsel. The following discussion is not exhaustive of all possible tax considerations. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

The following discussion supplements, is subject to the same qualifications and limitations as, and should be read in conjunction with the discussion in the prospectus supplement under the caption “U.S. Federal Income Tax Considerations,” and in the prospectus under the caption “U.S. Federal Income Tax Considerations.” To the extent inconsistent, the following discussion supersedes the discussion in the prospectus supplement and the prospectus.

This discussion only applies to U.S. holders (as defined in the accompanying prospectus) that are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. In particular, this summary is directed solely to U.S. holders that will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means as property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The notes will be treated as variable rate debt instruments providing for stated interest at a single fixed rate and one or more qualified floating rates. Under Treasury regulations applicable to such instruments, you generally will be required to account for interest on the notes as described below. You will be required to construct an “equivalent fixed rate debt instrument” for the notes and apply the general rules applicable to debt instruments described under the section of the prospectus entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities.” The applicable rules require (i) replacing the initial fixed rate by a “qualified floating rate” that would preserve the fair market value of the notes, and (ii) determining the fixed rate substitute for each floating rate. The fixed rate substitute for each qualified floating rate is the value of the rate on the issue date of the notes. The equivalent fixed rate debt instrument is the hypothetical instrument that has terms that are identical to those of the notes, except that the equivalent fixed rate debt instrument provides for the fixed rate substitutes in lieu of the rates on the notes. Under these rules, the equivalent fixed rate debt instrument will have stated interest equal to the fixed rate substitutes. The amount of OID is determined for the equivalent fixed rate debt instrument under the rules applicable to fixed rate debt instruments and is taken into account as if the holder held the equivalent fixed rate debt instrument. Please see the discussion in the prospectus under the section entitled “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Original Issue Discount” for a discussion of these rules. Under these rules, based on rates in effect as of the date of this final pricing supplement, we expect that the notes may be issued with OID. You will be required to make appropriate adjustments for interest actually paid on the notes. Qualified stated interest and OID, if any, allocable to an accrual period must be increased (or decreased) if the interest actually accrued or paid during an accrual period exceeds (or is less than) the interest assumed to be accrued or paid during the accrual period under the equivalent fixed rate debt instrument. This increase or decrease is an adjustment to qualified stated interest for the accrual period if the equivalent fixed rate debt instrument provides for qualified stated interest and the increase or decrease is reflected in the amount actually paid during the accrual period. Otherwise, this increase or decrease is an adjustment to OID, if any, for the accrual period.

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our broker-dealer subsidiary, MLPF&S, will act as our selling agent in connection with the offering of the notes. The selling agent is a party to the Distribution Agreement described in the “Supplemental Plan of Distribution” on page S-12 of the accompanying prospectus supplement.

The notes will be offered at varying prices related to prevailing market prices. The purchase price of the notes to the selling agent will be the price set forth on the cover page of this pricing supplement. You must have an account with the selling agent to purchase the notes.

The selling agent is a member of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)). Accordingly, the offering of the notes will conform to the requirements of NASD Rule 2720.

The selling agent is not acting as your fiduciary or advisor, and you should not rely upon any communication from the selling agent in connection with the notes as investment advice or a recommendation to purchase the notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us on the issue date as principal at the purchase price indicated on the cover of this pricing supplement, less the indicated underwriting discount.

MLPF&S and any of our other broker-dealer affiliates may use this pricing supplement, and the accompanying prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. Our affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.